

SECI 02004904 MMISSION
[illegible], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Broadway
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Mark Stoltz (516) 222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wayne Rothbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Capital, as of February 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Vassiliki Schiulaz

Notary Public

VASSILIKI SCHIULAZ
Notary Public, State of New York
No. 01SC6014141
Qualified in Queens County
Commission Expires October 5, 20 02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C.
SECTION

Evolution Capital, Inc.

Statement of Financial Condition
As of December 31, 2001

Evolution Capital, Inc.
Table of Contents



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Directors and Stockholder of
Evolution Capital, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Evolution Capital, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2002

Evolution Capital, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 945,831
Prepaids and other	25,321
Total assets	$ 971,152
Liabilities and stockholder's equity	
Liabilities	
Due to related parties	$ 540,785
Income taxes payable	122,557
Accounts payable and accrued expenses	18,000
Total liabilities	681,342
Stockholder's equity	
Common stock	
(no par value, 200 shares authorized; 100 shares issued and outstanding)	25,000
Additional paid-in capital	64,823
Retained earnings	199,987
Total stockholder's equity	289,810
Total liabilities and stockholders equity	$ 971,152

The accompanying notes are an integral part of this financial statement.

1. Organization

Evolution Capital, Inc. (the "Company"), is a wholly owned subsidiary of Thomson Financial Inc. (the "Parent"). The Parent is a wholly owned subsidiary of The Thomson Corporation. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is engaged in investment banking activities which include private placement and corporate finance advisory services.

2. Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Investment banking fees are recognized at the time that the private placements are completed.

Income taxes
The Company accounts for income taxes using the asset and liability method. There are no differences between the Company's financial reporting and tax basis.

The Parent files a consolidated federal return and makes payments on behalf of the Company. Accordingly, the Parent charges the Company for its portion of related income taxes. The Company files separate state and local tax returns.

3. Related Party Transactions

The payable to related parties relates to certain salaries, commissions and benefit, personnel and administrative expenses incurred by the Parent on behalf of the Company. These expenses are charged to the Company based upon an allocation as determined by a service agreement between the Parent and the Company. The amount allocated from the Parent to the Company in 2001 was $143,989, which is included in general and administrative expenses in the statement of operations.

4. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had regulatory net capital and minimum regulatory net capital requirement of $264,489 and $45,422, respectively. Therefore, the Company is in excess of its statutory requirement by $219,067. The Company's ratio of aggregate indebtedness to net capital was 2.6 to 1.

5. Fair Value of Financial Instruments

The carrying value of the Company's financial instruments at December 31, 2001 approximates fair value due to their short-term nature.